UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NATCO GROUP INC.

(Exact name of registrant as specified in its charter)

DELAWARE	22-2906892
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

11210 EQUITY DRIVE, SUITE 100

HOUSTON, TEXAS 77041

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.01 per share, together with associated Series A Preferred Stock purchase rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                                 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Reference is hereby made to the Registration Statement on Form 8-A filed by NATCO Group, Inc. (the “Company”) on January 5, 2000, and Amendment No. 1 thereto filed on Form 8-A/A on March 14, 2006. Such Registration Statement, as amended (the “Registration Statement”), and the description of the Company’s securities included therein is incorporated by reference into this filing. This Amendment No. 2 amends and restates Item 1 of the previously filed Registration Statement solely with respect to the Series A Preferred Stock purchase rights.

On May 14, 2008, the Company entered into an Amended and Restated Rights Agreement with Mellon Investor Services LLC, as rights agent (the “Amended and Restated Rights Agreement”) to extend the Final Expiration Date of the stockholder rights plan evidenced thereby and to make certain other changes to the terms and provisions thereof. The Company’s original Rights Agreement was scheduled to expire at the Close of Business on May 15, 2008. The Amended and Restated Rights Agreement amends and restates in its entirety the original Rights Agreement. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Amended and Restated Rights Agreement.

The stockholder rights plan was originally adopted on May 5, 1998, when the Company’s board declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of Common Stock held of record on May 15, 1998, and also approved the further issuance of such Rights with respect to shares of Common Stock issued after that date and prior to the Rights becoming exercisable. As a result of entering into the Amended and Restated Rights Agreement, each share of Common Stock will continue to have one Right associated with it.

Each Right will entitle the holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $350.00 in cash, subject to adjustment. Until the occurrence of specified events, the Rights are not exercisable, will be evidenced by the certificates for the Company’s Common Stock, and will not be transferable apart from the Common Stock.

The Rights are currently attached to all certificates representing outstanding shares of Common Stock and no separate right certificates have been distributed. The Rights will separate from the Common Stock on the Distribution Date, which will occur upon the earlier of the Close of Business on: (a) ten business days following the public announcement that a person or group (an “Acquiring Person”) has acquired beneficial ownership (which includes Common Stock that is the subject of a derivative transaction or security) of 15% or more of the Company’s outstanding Common Stock; or (b) ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, which, if completed, would result in a person or group becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock or, if applicable, terminates or otherwise disposes of sufficient derivative transactions or securities.

The Rights are not exercisable until the Distribution Date. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Company’s Common Stock. After mailing, the separate certificates alone will evidence the Rights.

If a person or group were to become an Acquiring Person (a “Flip-In Event”), each Right then outstanding would become a right to buy that number of shares of Common Stock that would have a market value equal to two times the Purchase Price of the Right. Rights beneficially owned by the Acquiring Person would, however, become null and void. If the Company does not have enough authorized Common Stock, each Right becomes exercisable for such number of one one-hundredths of a share of Series A Junior Participating Preferred Stock that would have a market value equal to two times the Purchase Price of the Right.

If, following the occurrence of a Distribution Date, the Company were acquired in a merger or other business combination transaction or 50% or more of the Company’s assets or earning power were sold or transferred (a “Flip-Over Event”), the Amended and Restated Rights Agreement requires that the documents relating to the business combination or other transaction provide that, after the business combination or other transaction, each holder of a Right would have the right to receive, upon exercise at the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value equal to two times the Purchase Price of the Right.

The number of shares or fractions of Series A Junior Participating Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares or fractions of Series A Junior Participating Preferred Stock issuable upon exercise of each Right are also subject to adjustment if any of the following events occurs prior to the Distribution Date: (a) a stock dividend on the Company’s Common Stock payable in Common Stock; or (b) any subdivision, consolidation or combination of the Company’s Common Stock.

At any time after the acquisition by a person or group of beneficial ownership of 15% or more but less than 50% of the Company’s outstanding Common Stock, the board may, at its option, issue Common Stock or Series A Junior Participating Preferred Stock in mandatory redemption of all or part of the Rights. Any Rights owned by the Acquiring Person would become null and void.

At any time prior to a person becoming an Acquiring Person, the board may redeem all but not less than all of the then outstanding Rights at a price of $.01 per right. The redemption of the Rights may be made effective at the time, on the basis and with the conditions that the board may establish. Immediately after the board’s decision to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

The Rights will expire on May 15, 2018, unless earlier extended, redeemed or exchanged. The board may amend the terms of the Rights without the consent of the holders of the Rights. This includes amendments to extend the Final Expiration Date of the Rights, and, if a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed. After the first public announcement that a person or group has become the beneficial owner of 15% or more of the Company’s outstanding Common Stock, no amendment may adversely affect the interests of holders of the Rights.

A copy of the Amended and Restated Rights Agreement is attached as Exhibit 4.1 hereto. The foregoing summary description of the Amended and Restated Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is incorporated herein by reference.

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company’s board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of some or all of the Company’s stockholders. Because the Company’s board can redeem the Rights and amend the Amended and Restated Rights Agreement, the Rights should not interfere with a business combination or other transaction approved by the Board.

ITEM 2.	EXHIBITS.

3.1	Restated Certificate of Incorporation of the Company, as amended by Certificate of Amendment dated November 18, 1998, and Certificate of Amendment dated November 29, 1999 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement No. 333-48851 on Form S-1).

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-48851 on Form S-1).

4.1	Amended and Restated Rights Agreement dated May 14, 2008 between the Company and Mellon Investor Services LLC (including Form of Right Certificate, attached as Exhibit A thereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NATCO GROUP INC.

By:	/s/ Patrick M. McCarthy
Patrick M. McCarthy
President and Chief Operating Officer

Date: May 14, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1	Restated Certificate of Incorporation of the Company, as amended by Certificate of Amendment dated November 18, 1998, and Certificate of Amendment dated November 29, 1999 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement No. 333-48851 on Form S-1).

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-48851 on Form S-1).

4.1	Amended and Restated Rights Agreement dated May 14, 2008 between the Company and Mellon Investor Services LLC (including Form of Right Certificate, attached as Exhibit A thereto).